UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2026

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

CONTENTS

Attached hereto and incorporated herein is PolyPid Ltd.’s (the “Registrant”) press release issued on March 31, 2026, titled “PolyPid Initiates D-PLEX₁₀₀ NDA Submission to the FDA.”

The first two paragraphs and the section titled “Forward-Looking Statements” in the press release are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, File No. 333-284376 and File No. 333-289034)  and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703, File No. 333-280662 and File No. 333-289570) filed  with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by PolyPid Ltd. on March 31, 2026, titled “PolyPid Initiates D-PLEX₁₀₀ NDA Submission to the FDA.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: March 31, 2026	By:	/s/ Jonny Missulawin
		Name:	Jonny Missulawin
		Title:	Chief Financial Officer

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